05044396

SECURI ... SSION

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SEC FILE NUMBER
8- 32480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2005
WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISYS Fund Services Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hoffman 614-470-8024
(Area Code – Telephone No.)

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Fund Services Limited Partnership, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Signature

Financial and Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
OCT 28 2005
WASH, D.C.
185
SECTION

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information
June 30, 2005



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Partners of
BISYS Fund Services Limited Partnership

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Partnership") at June 30, 2005, and the results of its operations, changes in its partners' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partnership is a member of a group of affiliated companies and, as disclosed in the financial statements, have extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

October 27, 2005

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2005

Assets		
Cash	$	5,654,240
Distribution fee receivable		5,396,812
Administrative service fee receivable		525,078
Commissions receivable		1,716
Fund accounting receivable		35,983
Receivable from affiliates		10,842,144
Prepaid expenses		150,148
Deferred expenses		969,104
Total assets	$	23,575,225
Liabilities and Partners' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	7,324,651
Total liabilities		7,324,651
Partners' equity		
General partner		11,700,413
Limited Partner		4,550,161
Total partners' equity		16,250,574
Total liabilities and partners' equity	$	23,575,225

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2005

Revenues	
Administrative service fees	$ 19,705,932
Distribution fees	61,687,007
Fund accounting fees	1,301,493
Commission income	243,825
Interest income	86,295
Other income	582,916
Total revenues	83,607,468
Expenses	
Distribution expense	61,780,243
Administrative service fees to affiliates (Note 4)	14,689,438
Intangibles tax	134,832
Other operating expenses	441,912
Total expenses	77,046,425
Income before income taxes	6,561,043
Income taxes	2,255,286
Net income	$ 4,305,757

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Partners' Equity
Year Ended June 30, 2005

	General Partner	Limited Partner	Total
Balances, June 30, 2004	$ 12,920,268	$ 5,024,549	$ 17,944,817
Net income	3,100,145	1,205,612	4,305,757
Distribution to partners	(4,320,000)	(1,680,000)	(6,000,000)
Balances, June 30, 2005	$ 11,700,413	$ 4,550,161	$ 16,250,574

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2005

Cash flows from operating activities	
Net income	$ 4,305,757
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in distribution fee receivable	(1,528,624)
Decrease in administrative service fee receivable	898,513
Decrease in commissions receivable	15,284
Decrease in fund accounting receivable	20,135
Increase in receivable from affiliates	(1,760,906)
Decrease in deferred expenses	1,203,838
Increase in prepaid expenses	(30,256)
Increase in accounts payable and accrued liabilities	3,508,428
Net cash provided by operating activities	6,632,169
Cash flows from financing activities	
Capital distribution to partners	(6,000,000)
Net cash used in financing activities	(6,000,000)
Cash flows from investing activities	
Decrease in investments	1,890
Net cash provided by investing activities	1,890
Net increase in cash and cash equivalents	634,059
Cash and cash equivalents, beginning of year	5,020,181
Cash and cash equivalents, end of year	$ 5,654,240
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 7,444,765

The accompanying notes are an integral part of these financial statements.

1. Organization

BISYS Fund Services Limited Partnership (the "Partnership"), which is wholly owned by The BISYS Group, Inc. ("BISYS"), is organized under the laws of the State of Ohio to provide administrative and distribution services for mutual funds (the "Funds"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is composed of BISYS Fund Services, Inc., the general partner, and BISYS Fund Services Ohio, Inc, a limited partner, and own a 72% and 28% interest in the Partnership, respectively.

The Partnership serves as administrator, fund accountant, distributor and underwriter to several mutual funds and, as a result, substantially all of the Partnership's revenues are earned from the Funds The Partnership receives administration, fund accounting, distribution fees and commissions from the Funds or upon sale of shares of the Funds.

2. Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Deferred Expenses

Deferred expenses (see note 3) are advanced commissions on "B" and "C" shares less the 12b-1 fees and contingent deferred sales charge fees received whereby the Partnership maintains receivable balances which are contractual obligations of the advisor.

Revenue Recognition

Fees for administrative services and fund accounting are recognized when earned in accordance with the provisions of the agreements with the funds. These fees are based on average daily net assets.

Pursuant to the Distribution Agreements (the "Agreements") between the Funds and the Partnership, the Partnership distributes "A" shares for which it receives a commission based on a percentage of the value of the shares distributed and "B" and "C" shares for which it receives distributor fees ("12b-1 fees") based on the average daily net asset value of the shares distributed. The distributor fees are accrued monthly.

Distribution Expense

Distribution expense represents fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fee and an accrual for other distribution related expenses to be paid at future dates allowed under the Investment Company Act of 1940 and the Agreements.

Included in distribution expense, are distribution related expenses that are based on fees earned by the Partnership from the Funds net of distribution expenses paid to other selling broker dealers. Accounts payable and accrued liabilities include $1,717,673 as of June 30, 2005 for such expenses that were incurred and not yet paid.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Partnership. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Partnership. There are no state income taxes payable by the Partnership.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deferred Expenses

The Partnership advances, on behalf of certain fund sponsors, commission and distribution expense amounts related to sales of "B" and/or "C" shares of mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature (the "Plans"). If any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expense and expects to be reimbursed for the amount by which the payments exceed the collections.

4. Related Party Transactions

During the fiscal year ended June 30, 2005 pursuant to a formal management agreement, BISYS provided various services to the Partnership, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Partnership an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership. In addition, an affiliate of the Partnership performed fund administration and fund accounting duties and charged the Partnership an administrative service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2005, the Partnership had net capital under the Rule of $2,640,024, which is $2,151,714 in excess of its minimum required net capital of $488,310. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2005 is 2.77 to 1.

6. Regulatory Compliance

The Partnership claims exemption under the exemptive provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not handle customer funds.

7. Contracts

The Partnership has Agreements with the Funds under which it provides distribution services. The Agreements continue in effect until terminated by either party. For the services, the Partnership receives a percentage of sales of the Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds.

The Partnership enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Partnership pays these broker-dealers a percentage of sales of the Funds' shares and/or 12b-1 distribution expenses as outlined in their respective agreements.

The Partnership has agreements with certain Fund sponsors related to the sale and distribution of "B" and/or "C" shares of mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature (the "Plans"). If any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expenses and expects to be reimbursed for the amount by which the payments exceed the collections.

In addition, the Partnership has agreements with third party financing agents with respect to the purchase and sale of "B" and "C" shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature.

The Partnership has contracts with certain Funds to provide administrative and fund accounting services.

8. Subsequent Events

On October 18, 2005, the Partnership was informed in writing that the staff of the NASD has preliminarily determined that the Partnership was in violation of SEC Rule 17a-4 and NASD Conduct Rules 3110 and 2110 for the periods November 2001 through December 2003. SEC rule 17a-4 requires that brokerage firms maintain and preserve, for a period of not less than three (3) years, e-mail communications relating to the firm's business as a broker-dealer. NASD Conduct Rule 3110 and 2110 requires the firm to maintain proper supervisory systems and written procedures to ensure compliance with e-mail retention requirement.

BISYS has tentatively agreed to a consent order, without admitting or denying the allegations, under which it will be censured, it will agree to enhance its e-mail retention procedures and will pay an immaterial fine.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2005

Total partners' equity from statement of financial condition		$ 16,250,574
Deductions		
Nonallowable assets		
Receivable from affiliates	$ 10,842,144	
Deferred expenses	969,104	
Administrative service fee receivable (aged)	33,417	
Distribution fee receivable	1,578,038	
Fund accounting receivable	35,983	
Commissions receivable	1,716	
Prepaid expenses	150,148	13,610,550
Net capital		2,640,024
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		488,310
Excess net capital		$ 2,151,714
Total aggregate indebtedness		$ 7,324,651
Percentage of aggregate indebtedness to net capital		277%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report amended filing as of June 30, 2005 that was filed on October 24, 2005.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

June 30, 2005

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

**Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5**

To the Partners of
BISYS Fund Services Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of BISYS Fund Services Limited Partnership (wholly owned by The BISYS Group, Inc.) (the "Partnership") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 27, 2005